UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 30, 2025, Mr. Hok Han Ko tendered his resignation as independent director of Millennium Group International Holdings Limited (the “Company”), effective January 1, 2026. The resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On January 1, 2026, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Hon Kit Cheng was appointed as the independent director and chair of nominating committee of the Company, effective January 1, 2026.

Mr. Hon Kit Cheng has no family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Mr. Hon Kit Cheng is set forth below:

Mr. Hon Kit Cheng has over 15 years of experience in manufacturing operations, logistics, supply chain management, and engineering project delivery across factory, logistics, and construction environments. Mr. Cheng launched his career in the logistics management industry at Eastern Terminal Limited. He subsequently honed his expertise in project and operational management through roles at AXA Wealth Management, AIA Ltd, and Eastern Worldwide Co., Ltd., where he advanced to Senior Project Officer. In this capacity, he spearheaded operational workflow design, internal system implementation, and project cost and profitability analysis. From 2016 to 2023, Mr. Cheng served as Senior Project Officer at Wah Tung Thai Logistics Co Ltd, where he took full ownership of the company’s overall logistics operations. He drove the introduction of digital management systems across shop-floor and warehouse operations and led the optimization of inventory, storage, and distribution processes. His initiatives significantly updated operational efficiency and strengthened the company’s market competitiveness. In 2023, Mr. Cheng ascended to the Chief Executive Officer of Gaam Sing Engineering Limited, where he is responsible for setting the company’s strategic vision, building and leading its executive team and culture, and ensuring exemplary execution of all projects, including strict compliance with technical and safety standards. He serves as the primary representative to all key stakeholders, steering the company toward sustained, long-term success. Mr. Cheng obtained Bachelor of Science (Honours) degree in Global Supply Chain Management from The Hong Kong Polytechnic University in 2005 and a Master of Science degree in Library and Information Management from The University of Hong Kong in 2013.

Mr. Hon Kit Cheng entered into an independent director offer letter with the Company, effective January 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

Date: January 2, 2026	By:	/s/ Ming Hung “Matthew” Lai
	Name:	Ming Hung “Matthew Lai
	Title:	Chairman

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